E: kevin@bevilacquapllc.com

T: 202.869.0888

W: bevilacquapllc.com

August 5, 2025

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jee Yeon Ahn
Michael Volley
Aisha Adegbuyi
Tonya Aldave

Re:	Sibo Holding Limited Amendment No. 3 to
Draft Registration Statement on Form F-1 Submitted July 9, 2025 CIK No. 0002043392

Ladies and Gentlemen:

We hereby submit the responses of Sibo Holding Limited (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated July 9, 2025, providing the Staff’s comments with respect to the Company’s Amendment No. 3 to Draft Registration Statement on Form F-1 submitted on July 9, 2025. Concurrently with the submission of this letter, the Company is publicly filing a revised draft of the Registration Statement via EDGAR with the Commission.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Amendment No. 3 to Draft Registration Statement on Form F-1

Note 12. Income Tax, page F-21

1.	We note your response to prior comment 4 and that you have determined that a full valuation allowance remains appropriate as of December 31, 2024. Please revise to discuss the key evidence that you considered in determining the realizability of your deferred tax asset and the measurement of your valuation allowance. Refer to ASC 740-10-50-21 for guidance.

RESPONSE: In response to the Staff’s comments, we respectfully advise the Staff that we have revised the disclosure on page F-22 to include a discussion of the key evidence considered in assessing the realizability of our deferred tax assets and the measurement of the valuation allowance, in accordance with ASC 740-10-50-21.

Specifically, the revised disclosure explains that although the Group reported taxable income for 2024 and was no longer in a cumulative loss position over the past three years, management determined that a full valuation allowance was still appropriate. This was due to the Group’s project-based business model, which involves volatile and nonrecurring revenue, and continued historical losses beyond the recent three-year period. These factors were considered significant negative evidence, and as a result, management concluded it was not more likely than not that the deferred tax assets would be realized. A similar assessment supported the full valuation allowance as of December 31, 2023.

1050 Connecticut Ave., NW, Suite 500

Washington, DC 20036

2.	We note your response to prior comment 5 and that the Inland Revenue Department has not reviewed any loss claims. Please revise to include a description of tax years that remain subject to examination by major tax jurisdiction(s) in accordance with ASC 740-10-50-15(e).

RESPONSE: In response to the Staff’s comments, we respectfully advise the Staff that we have revised the disclosure on page F-22 to clarify that our unused tax losses for the years 2019 through 2023 have not been reviewed and remain subject to examination by the Inland Revenue Department, in accordance with ASC 740-10-50-15(e).

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Kevin Sun of Bevilacqua PLLC at 202-869-0888 (ext. 101) or Xinyun Fan, Chief Financial Officer of Sibo Holding Limited at 852-3980 6200.

Sincerely,

/s/ Kevin Sun
Kevin Sun, Esq.
Bevilacqua PLLC

cc.	Ju Liu, Chairman of the Board of Sibo Holding Limited

1050 Connecticut Ave., NW, Suite 500

Washington, DC 20036